Exhibit 99.1

ARRANGEMENT AGREEMENT

Among

PENN WEST ENERGY TRUST

and

PENN WEST PETROLEUM LTD.

and

CANETIC RESOURCES TRUST

and

CANETIC RESOURCES INC.

Effective October 30, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	9
1.3	Number, etc.	10
1.4	Date for Any Action	10
1.5	Entire Agreement	10
1.6	Currency	10
1.7	Accounting Matters	10
1.8	Disclosure in Writing	10
1.9	Interpretation Not Affected by Party Drafting	10
1.10	Trust Power and Capacity	10
1.11	Exhibit	11
ARTICLE 2 THE ARRANGEMENT		11
2.1	Plan of Arrangement	11
2.2	Interim Order	11
2.3	Information Circular and Meeting	12
2.4	Employees	12
2.5	Effective Date	13
2.6	Canetic Special Distribution	13
2.7	United States Tax Considerations	13
2.8	Post-Closing Wind-up	14
ARTICLE 3 COVENANTS		14
3.1	Covenants of Penn West and PWPL	14
3.2	Covenants of Canetic and CRI	18
3.3	Mutual Covenants Regarding the Arrangement	23
3.4	Mutual Covenants Regarding Non-Solicitation	24
3.5	Provision of Information; Access	27
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		27
4.1	Representations and Warranties of Penn West	27
4.2	Representations and Warranties of Canetic	38
4.3	Privacy Issues	49
ARTICLE 5 CONDITIONS PRECEDENT		51
5.1	Mutual Conditions Precedent	51
5.2	Additional Conditions to Obligations of Penn West and PWPL	53
5.3	Additional Conditions to Obligations of Canetic and CRI	54
5.4	Notice and Effect of Failure to Comply with Conditions	55
5.5	Satisfaction of Conditions	56
ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		56
6.1	Penn West Damages	56
6.2	Canetic Damages	57
6.3	Liquidated Damages	57
ARTICLE 7 AMENDMENT		58
7.1	Amendment of Agreement	58
7.2	Amendment of Plan of Arrangement	58
7.3	Alternative Transaction	59
ARTICLE 8 TERMINATION		59
8.1	Termination	59
ARTICLE 9 NOTICES		60
9.1	Notices	60

ARTICLE 10 GENERAL		61
10.1	Binding Effect	61
10.2	Assignment	61
10.3	Disclosure	61
10.4	Costs	61
10.5	Severability	61
10.6	Further Assurances	61
10.7	Time of Essence	62
10.8	Governing Law	62
10.9	Waiver	62
10.10	Third Party Beneficiaries	62
10.11	Obligations	62
10.12	Counterparts	63

EXHIBIT A	- PLAN OF ARRANGEMENT

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 30th day of October, 2007,

AMONG:

PENN WEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Penn West”)

AND:

PENN WEST PETROLEUM LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “PWPL”)

AND:

CANETIC RESOURCES TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Canetic”)

AND:

CANETIC RESOURCES INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “CRI”)

WHEREAS:

A.                                                                                   The Parties originally entered into the Original Agreement and now desire, in accordance with Section 2 of the Original Agreement, to enter into this Agreement to implement the merger of Penn West and Canetic and the other transactions contemplated by the Original Agreement, which Agreement shall supersede and replace the Original Agreement;

B.                                                                                     the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.                                                                                     the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, with respect to Penn West or Canetic, as the case may be, any inquiry or the making of any proposal to such Party or its unitholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of the Securities Act (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of 20% or more of the voting securities of such Party or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement; except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “50% or more of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Applicable Canadian Securities Laws”, in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Applicable Laws”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered at the Canetic Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

“Canetic” means Canetic Resources Trust, a trust organized under the laws of the Province of Alberta and governed by the Canetic Trust Indenture;

“Canetic 6.5% 2005 Debentures” means the 6.5% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

“Canetic 6.5% 2006 Debentures” means the 6.5% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

“Canetic 8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

“Canetic 9.4% Debentures” means the 9.4% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

“Canetic 11.0% Debentures” means the 11.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

“Canetic Administration Agreement” means the agreement dated January 5, 2006 between CRI and the Canetic Trustee providing for the administration of Canetic;

“Canetic Balance Sheet” has the meaning ascribed thereto in Section 4.2(p);

“Canetic Board of Directors” means the board of directors of CRI as it may be comprised from time to time;

“Canetic Change of Control Payments” has the meaning ascribed thereto in Section 2.4(c);

“Canetic Credit Facilities” means Canetic’s unsecured covenant based syndicated credit facility with an aggregate borrowing limit of $1.6 billion that matures on May 31, 2009 (unless further extended), plus a $50 million operating facility;

“Canetic Damages Event” has the meaning set forth in Section 6.2;

“Canetic Debenture Indenture” means: (i) in the case of the Canetic 11.0% Debentures, the Canetic 8.0% Debentures and the Canetic 6.5% 2006 Debentures, the trust indenture dated December 17, 2002 among Acclaim Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; (ii) in the case of the Canetic 6.5% 2005 Debentures, the trust indenture dated May 16, 2005 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; and (iii) in the case of the Canetic 9.4% Debentures, the trust indenture dated July 3, 2003 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; governing the terms and conditions of the respective Canetic Debentures;

“Canetic Debenture Trustee” means Computershare Trust Company of Canada, in the case of the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures and the Canetic 11.0% Debentures, and Olympia Trust Company, in the case of the Canetic 9.4% Debentures;

“Canetic Debentureholders” means the holders from time to time of Canetic Debentures;

“Canetic Debentures” means, collectively, the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures, the Canetic 9.4% Debentures and the Canetic 11.0% Debentures;

“Canetic Disclosure Letter” means the disclosure letter dated effective October 30, 2007 from Canetic and CRI to Penn West and PWPL;

“Canetic DRIP” means the distribution reinvestment and optional unit purchase plan of Canetic;

“Canetic Employee Unit Ownership Plan” means the Employee Unit Ownership Plan established for employees of CRI and affiliated companies of CRI dated effective July 1, 2002 and amended and restated effective January 1, 2005 and January 5, 2006;

“Canetic Employees” means the employees of Canetic’s Subsidiaries;

“Canetic Employment Agreements” means the employment agreements between CRI and each of its senior officers;

“Canetic Fairness Opinion” has the meaning set forth in Section 4.2(v) hereof;

“Canetic Financial Statements” means, collectively, the audited comparative consolidated financial statements of Canetic as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors’ report thereon and the unaudited comparative consolidated financial statements of Canetic as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

“Canetic Incentive Plans” means, collectively, the Canetic Unit Award Incentive Plan and the Canetic Employee Unit Ownership Plan;

“Canetic Information” means the information to be included in the Canetic Information Circular describing Canetic and its business, operations and affairs and the matters to be considered at the Canetic Meeting;

“Canetic Information Circular” means the information circular of Canetic to be sent by Canetic to the Canetic Unitholders in connection with the Canetic Meeting;

“Canetic Material Agreements” means, collectively, the Canetic Trust Indenture, the Canetic Administration Agreement, the Canetic Unit Award Incentive Plan, the Canetic Credit Facilities and the Canetic Debenture Indenture;

“Canetic Meeting” means the special meeting of Canetic Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

“Canetic Employee Plans” has the meaning ascribed thereto in Section 4.2(w);

“Canetic Reserve Reports” has the meaning ascribed thereto in Section 4.2(aa);

“Canetic Rights” means, collectively, all rights to receive or acquire Canetic Units under the Canetic Incentive Plans;

“Canetic Special Distribution” has the meaning set forth in Section 2.6 hereof;

“Canetic Trust Indenture” means the amended and restated trust indenture dated as of January 5, 2006 among 1198329 Alberta Ltd., the settlor and the Canetic Trustee;

“Canetic Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Canetic Trust Indenture;

“Canetic Unit Award Incentive Plan” means, collectively, the 2006 Unit Award Incentive Plan of Canetic governing the issuance of Canetic Units to service providers to Canetic and its affiliates and the Executive Unit Award Agreements made pursuant to such plan;

“Canetic Unitholders” means the holders from time to time of Canetic Units;

“Canetic Units” means the trust units of Canetic;

“Closing Time” shall be 2:30 p.m. (Calgary time) on the Effective Date, unless otherwise agreed to by Penn West and Canetic;

“Code” has the meaning ascribed thereto in Section 2.7;

“Combination Transactions” has the meaning ascribed thereto in Section 2.7;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Confidential Information” has the meaning ascribed thereto in Section 3.4(d);

“Confidentiality Agreements” means, collectively, the confidentiality and standstill agreements dated October 17, 2007 between Canetic and Penn West;

“Continuing Employees” has the meaning set forth in Section 2.4(a);

“Court” means the Court of Queen’s Bench of Alberta;

“CRI” means Canetic Resources Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Canetic;

“Effective Date” means the date the Arrangement is effective under the ABCA;

“Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Canetic Unitholders, the Canetic Debentureholders, the Penn West Arrangement Parties (as defined in the Plan of Arrangement) and the Canetic Arrangement Parties (as defined in the Plan of Arrangement), as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” has the meaning ascribed thereto in Section 1.7;

“GLJ” means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof, or (v) any changes or effects arising from matters permitted or contemplated by this Agreement, the Penn West Disclosure Letter, the Canetic Disclosure Letter or consented to or approved in writing by the Other Party;

“Material Subsidiary” means a Subsidiary, the total assets of which constitute more than 5% of the consolidated assets of Penn West or Canetic (as applicable) as at September 30, 2007, or the total revenues of which constitute more than 5% of the consolidated revenues of Penn West or Canetic (as applicable) for the nine month period ended September 30, 2007;

“NYSE” means the New York Stock Exchange;

“Original Agreement” means the letter agreement dated October 30, 2007 among Penn West, PWPL, Canetic and CRI;

“Other Party” means (i) with respect to Penn West and PWPL, Canetic and CRI, and (ii) with respect to Canetic and CRI, Penn West and PWPL;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means Penn West and PWPL or Canetic and CRI, as the case may be;

“Penn West” means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Penn West Trust Indenture;

“Penn West Administration Agreement” means the administration agreement dated May 31, 2005 between PWPL and the Penn West Trustee;

“Penn West Balance Sheet” has the meaning ascribed thereto in Section 4.1(p);

“Penn West Board of Directors” means the board of directors of PWPL as it may be comprised from time to time;

“Penn West Credit Facilities” means (i) the unsecured, extendible, revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion that matures on August 25, 2010, (ii) the unsecured demand credit facility with an aggregate borrowing limit of $250 million that matures on December 31, 2008, and (iii) the Penn West Senior Unsecured Notes;

“Penn West Damages Event” has the meaning set forth in Section 6.1;

“Penn West Disclosure Letter” means the disclosure letter dated effective October 30, 2007 from Penn West and PWPL to Canetic and CRI;

“Penn West DRIP” means the distribution reinvestment and optional unit purchase plan of Penn West;

“Penn West Employees” means the employees of Penn West’s Subsidiaries;

“Penn West Employment Agreements” means the employment agreements between PWPL and each of its senior officers;

“Penn West Fairness Opinion” has the meaning set forth in Section 4.1(v) hereof;

“Penn West Financial Statements” means, collectively, the audited comparative consolidated financial statements of Penn West as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors’ report thereon, and the unaudited comparative consolidated financial statements of Penn West as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

“Penn West Incentive Plan” means the trust unit rights incentive plan of Penn West;

“Penn West Information” means the information to be included in the Canetic Information Circular describing Penn West and its business, operations and affairs;

“Penn West Material Agreements” means, collectively, the Penn West Trust Indenture, the Penn West Administration Agreement, the Penn West NPI Agreements and the Penn West Credit Facilities;

“Penn West NPI Agreements” means, collectively, the net profits interest agreement dated May 31, 2005 between Penn West and PWPL, the net profits interest agreement dated November 8, 2005 between PWPL and Penn West and the net profits interest agreement dated November 8, 2005 between Petrofund Ventures Trust and Penn West;

“Penn West Employee Plans” has the meaning ascribed thereto in Section 4.1(w);

“Penn West Partnership” means Penn West Petroleum, a general partnership organized under the laws of the Province of Alberta, the partners of which are PWPL and Trocana Resources Inc.;

“Penn West Reserve Report” has the meaning ascribed thereto in Section 4.1(aa);

“Penn West Rights” means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

“Penn West Savings Plan” means the employee trust unit savings plan pursuant to which employee contributions and Penn West contributions are used to acquire Penn West Units;

“Penn West Senior Unsecured Notes” means the U.S. $475 million principal amount of senior unsecured notes issued by PWPL;

“Penn West Trust Indenture” means the amended and restated trust indenture dated effective as of June 30, 2006 between PWPL and the Penn West Trustee;

“Penn West Trustee” means CIBC Mellon Trust Company, in its capacity as the trustee under the Penn West Trust Indenture;

“Penn West Unitholders” means the holders from time to time of Penn West Units;

“Penn West Units” means the trust units of Penn West;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

“Public Record” means all information filed by either Penn West or Canetic, as the case may be, after December 31, 2006 with any Securities Authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

“Receiving Party” has the meaning ascribed thereto in Section 3.4(c);

“Receiving Party Securities” has the meaning ascribed thereto in Section 3.4(c);

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

“Responding Party” has the meaning ascribed thereto in Section 3.4(c);

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

“Sproule” means Sproule Associates Limited;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Penn West or Canetic, as the case may be);

“Superior Proposal” has the meaning set forth in Section 3.4(b)(v)(A);

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Canetic (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“Titan” means Titan Exploration Ltd., a corporation amalgamated under the ABCA;

“Titan Acquisition” means the proposed acquisition by Canetic of all of the issued and outstanding shares of Titan through the issuance of approximately 7.0 million Canetic Units to former Titan shareholders, which Canetic anticipates to be completed on or about December 19, 2007;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“Vault” means Vault Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta; and

“Vault Acquisition” means the proposed acquisition by Penn West of all of the issued and outstanding trust units of Vault through the issuance of approximately 5.6 million Penn West Units, which Penn West anticipates to be completed on or about January 10, 2008.

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                                                               Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                                                               Entire Agreement

This Agreement and the Confidentiality Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including without limitation the Original Agreement.

1.6                                                                               Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7                                                                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8                                                                               Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Penn West, include disclosure to Penn West or its representatives, or in the case of disclosure to Canetic, include disclosure to Canetic or its representatives.

1.9                                                                               Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10                                                                        Trust Power and Capacity

In this Agreement references to the power and capacity of Penn West and Canetic, as the case may be, are deemed to be references to that of the Penn West Trustee and the Canetic Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta, and pursuant to the powers of the trustees specified in the Penn West Trust Indenture and the Canetic Trust Indenture, respectively.

1.11                                                                        Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A                                      -                                            Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1                                                                               Plan of Arrangement

(a)                                                     The Parties agree to carry out the Arrangement pursuant to which (among other things) holders of Canetic Units shall receive, for each Canetic Unit held, 0.515 of a Penn West Unit, all as more particularly described in the Plan of Arrangement attached as Exhibit A hereto.

(b)                                                    The Arrangement has been and shall continue to be structured:

(i)                                     to allow Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes; and

(ii)                                  such that the issuance of the Penn West Units under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

(c)                                                     Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL, file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Canetic Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and related matters to be considered at the Canetic Meeting.

(d)                                                    Provided all necessary approvals for the Arrangement Resolution are obtained from the Canetic Unitholders, Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL, submit the Arrangement to the Court and apply for the Final Order.

(e)                                                     Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Penn West and PWPL on the one hand and Canetic and CRI on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2                                                                                Interim Order

The Interim Order shall provide that:

(a)                                                     the securities of Canetic for which holders shall be entitled to vote on the Arrangement Resolution at the Canetic Meeting shall be the Canetic Units;

(b)                                                    each Canetic Unitholder shall be entitled to one vote for each Canetic Unit held by such holder; and

(c)                                                     the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Canetic Unitholders present in person or by proxy at the Canetic Meeting.

2.3                                                                               Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL: (i) prepare the Canetic Information Circular and cause such circular to be mailed to the Canetic Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and (ii) convene the Canetic Meeting.

2.4                                                                               Employees

(a)                                                     Unless otherwise agreed among the Parties not less than one week prior to the Effective Date in accordance with Section 3.3(b), the employment of all Canetic Employees and all Penn West Employees (the “Continuing Employees”) will be continued by PWPL or CRI (or their amalgamation successor) or one of their respective Subsidiaries, as the case may be. The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

(b)                                                    In the event that the employment of any Canetic Employee or any Penn West Employee is not continued as a Continuing Employee by PWPL or CRI (or their amalgamation successor) or one of their respective Subsidiaries and such employee is thereby entitled to a severance payment, or such employee is otherwise entitled to a severance payment at law, the amount of such severance payment shall be agreed on by the Parties, acting reasonably.

(c)                                                     The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the Canetic Unit Award Incentive Plan and the Canetic Employment Agreements. The Canetic Disclosure Letter sets forth a bona fide, good faith estimate by Canetic, having regard to the assumptions set forth therein, of all obligations of Canetic pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Canetic incentive plan (including, without limitation, the Canetic Employment Agreements and the Canetic Incentive Plans), arising directly as a result of the Arrangement (collectively, the “Canetic Change of Control Payments”). For greater certainty, the Canetic Change of Control Payments disclosed in the Canetic Disclosure Letter exclude any severance payments that may become payable as a result of the events described in Section 2.4(b).

(d)          (i)                                                  The Parties agree that upon approval of the Arrangement by Canetic Unitholders, and prior to the Effective Date, all outstanding Canetic Unit entitlements under the Canetic Unit Award Incentive Plan and Canetic Employment Agreements (including any Canetic Unit entitlements constituting Canetic Change of Control Payments) shall be paid in Canetic Units to be issued from treasury (and, for greater certainty, shall not be paid in cash), which will entitle the holders of such Canetic Units to participate in the Arrangement on the same basis as all other Canetic Unitholders at the Effective Time (and, if declared by the Canetic Board of Directors, in its discretion, pursuant to

Section 2.6, will entitle the holders of such Canetic Units to receive the Canetic Special Distribution).

(ii)                         Each of Canetic and CRI shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of CRI immediately following the Effective Time.

(iii)                      The Parties agree that the Canetic Change of Control Payments that are payable in cash shall be paid to the Canetic Employees entitled thereto immediately following the Effective Time concurrent with the execution of mutual releases in substantially the forms thereof appended to the Canetic Employment Agreements.

(e)                                                     The Parties acknowledge that the Arrangement will not result in a “change of control” or any other form of accelerated vesting for the purposes of the Penn West Incentive Plan and any executive employment or change of control agreements applicable to Penn West Employees or the directors of PWPL (including the Penn West Employment Agreements) and will not constitute a “change of control” or result in accelerated vesting for the purposes of any other employment or consulting services agreement, incentive, bonus or similar plan.

2.5                                                                               Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 11, 2008 or as soon thereafter as reasonably practicable and in any event by January 30, 2008. The parties agree that the Effective Date will not occur on a date that would have the result of a Canetic Unitholder not being entitled to receive a distribution payable by Penn West in the month following the month in which the Effective Date occurs.

2.6                                                                               Canetic Special Distribution

The Parties agree that Canetic may declare and pay a special cash distribution in the amount of Cdn. $0.09 per Canetic Unit (the “Canetic Special Distribution”), which Canetic Special Distribution shall be payable to Canetic Unitholders of record on or about the close of business on the Business Day immediately preceding the Effective Date.

2.7                                                                               United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement (“Combination Transactions”), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the “Code”). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to Canetic and the Canetic Unitholders.

2.8                                                                               Post-Closing Wind-up

On the date after the Effective Date, Penn West shall cause Canetic to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Canetic as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Penn West shall be the sole unitholder and equity holder in Canetic. Furthermore, Canetic shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1                                                                               Covenants of Penn West and PWPL

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Canetic (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                                     Penn West’s affairs and the business of PWPL and each of Penn West’s other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    Penn West shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except as set forth in the Penn West Disclosure Letter, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.34 per Penn West Unit and any interest and principal payments required to be made on Penn West’s outstanding convertible debentures (including those of Vault that may be assumed by Penn West), if any; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Penn West or any of its Subsidiaries (other than to Penn West or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units (including Penn West Rights), pursuant to the proposed Vault Acquisition on the terms previously publicly announced, pursuant to the Penn West Savings Plan, pursuant to the Penn West DRIP or to the employees hired after the date hereof in a manner consistent with past practice; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Penn West Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     Penn West will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record or previously disclosed to Canetic in writing): (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $20  million or $50 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $20 million individually or $50 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Canetic and CRI prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Penn West or any of its Subsidiaries with any other Person, other than pursuant to the Vault Acquisition, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Penn West, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets with an acquisition cost in excess of $20 million individually or $50 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement (and, for greater certainty, Penn West may amend or terminate and replace some or all of the Penn West Credit Facilities and secure such additional credit facilities as is necessary to complete the Arrangement); (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Penn West Financial Statements or otherwise in the ordinary course of business,  (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    neither Penn West nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     Penn West shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(f)                                                       Penn West shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any “change of control”, severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend the terms of any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, (including the Penn West Incentive Plan, the Penn West Rights and the Penn West Savings Plan); or (v) advance any loan to any officer, director or any other party not at arm’s length to Penn West or its Subsidiaries;

(g)                                                    Penn West shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Penn West will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)                                                    each of Penn West and PWPL shall cause the Penn West Board of Directors to be reconstituted at the Effective Time such that it is comprised of 12 members, four of whom are current directors of CRI and eight of whom are current directors of PWPL (which directors will be the individuals identified as such in the Canetic Information Circular, unless the Parties agree otherwise prior to the Effective Time);

(i)                                                        the Penn West Board of Directors shall reconstitute PWPL’s management team at the Effective Time such that it shall be comprised of the individuals to be identified in the Canetic Information Circular and who shall hold the offices to be set out in the Canetic Information Circular, unless the Parties agree otherwise prior to the Effective Time;

(j)                                                        Penn West and PWPL shall not amend the outstanding Penn West Rights;

(k)                                                     Penn West shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l)                                                        Penn West shall promptly notify Canetic in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Penn West, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Penn West in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Penn West shall in good faith discuss with Canetic any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Penn West, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Canetic pursuant to this provision;

(m)                                                  Penn West shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n)                                                    Penn West shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Canetic on or prior to the Effective Date;

(o)                                                    Penn West shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Penn West;

(p)                                                    Penn West will assist Canetic in the preparation of the Canetic Information Circular and provide to Canetic, in a timely manner, all information as may be reasonably requested by Canetic with respect to Penn West and its directors and officers for inclusion in the Canetic Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Canetic to meet the standard referred to in Section 3.2(o) with respect to Penn West, the Arrangement and the transactions to be considered at the Canetic Meeting;

(q)                                                    Penn West shall indemnify and save harmless Canetic and the directors, officers and agents of Canetic and CRI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Canetic or CRI, or any director, officer or agent thereof, may be subject or which Canetic or CRI, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Canetic Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Canetic Information Circular or in any material filed by or on behalf of Penn West in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Penn West Units; and

(iii)                               Penn West not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Penn West shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Canetic Information included in the Canetic Information Circular or the negligence of Canetic;

(r)                                                       except for non-substantive communications with securityholders, Penn West will furnish promptly to Canetic or Canetic’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Penn West in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s)                                                     Penn West will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Penn West in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(t)                                                       if required, for so long as (i) any “affiliate” (as such term is defined in Rule 405 under the U.S. Securities Act) of Canetic (determined immediately prior to the Closing Time) holds Penn West Units that were received in exchange for its Canetic Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Penn West Units by such affiliate within the United States, Penn West shall make available adequate current public information with respect to Penn West as contemplated by Rule 144(c) under the U.S. Securities Act;

(u)                                                    Penn West shall use its reasonable commercial efforts to organize its affairs so as to enable it to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 within the time periods required for such compliance;

(v)                                                    prior to the Effective Date, Penn West will: (i) make application to list the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and on the NYSE, and make application for the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement; and (ii) use its reasonable commercial efforts to obtain approval for the listing of such Penn West Units on the TSX and on the NYSE and the supplemental listing of such assumed Canetic Debentures on the TSX; and

(w)                                                  Penn West shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Penn West shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2                                                                               Covenants of Canetic and CRI

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Penn West (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                                     Canetic’s affairs and the business of CRI and each of Canetic’s other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)                                                    Canetic shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except as set forth in the Canetic Disclosure Letter, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.19 per Canetic Unit, the Canetic Special Distribution as contemplated by Section 2.6 hereof, and any interest and principal payments required to be made on the Canetic Debentures; (iii) except with respect to the Canetic Special Distribution contemplated by Section 2.6 hereof, make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) except as contemplated pursuant to the Canetic Disclosure Letter, issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Canetic or any of its Subsidiaries (other than to Canetic or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units (including the Canetic Rights), pursuant to the proposed Titan Acquisition on the terms previously publicly announced, pursuant to the Canetic Employee Unit Ownership Plan, pursuant to the Canetic DRIP, or to employees hired after the date hereof in a manner consistent with past practice; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Canetic Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                                     Canetic will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record or previously disclosed to Penn West in writing): (i) except as disclosed in writing to Penn West in the Canetic Disclosure Letter, sell, pledge, dispose of or encumber any assets having an individual value in excess of $10 million or $25 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $10 million individually or $25 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Penn West or PWPL prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Canetic or any of its Subsidiaries with any other Person, other than pursuant to the Titan Acquisition; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Canetic, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets with an acquisition cost in excess of $10 million individually or $25 million in the aggregate; (vii) except to effect the payment of the Canetic Special Distribution, incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Canetic Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                                    except so as to permit the acceleration of the vesting of Canetic Rights as contemplated by Section 2.4, neither Canetic nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)                                                     Canetic shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and except pursuant to the Canetic Change of Control Payments;

(f)                                                       except to make the Canetic Change of Control Payments and to permit accelerated vesting and payment of currently outstanding Canetic Rights as contemplated in Section 2.4, Canetic shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any “change of control”, severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements (including the Canetic Incentive Plans and the Canetic Rights); or (v) advance any loan to any officer, director or any other party not at arm’s length to Canetic and its Subsidiaries;

(g)                                                    Canetic shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Canetic will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)                                                    each of Canetic and CRI shall use its commercially reasonable efforts to ensure that all outstanding Canetic Rights are either paid, issued, terminated, expired or surrendered prior to the Effective Time, provided that other than as contemplated by Section 2.4, Canetic and CRI shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Canetic Rights, except to permit the accelerated vesting and payment of Canetic Rights (if required) and to cause the payment, issue, cancellation, termination, expiry or surrender of the Canetic Rights prior to the Effective Time without payment therefor;

(i)                                                        Canetic shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)                                                        Canetic shall promptly notify Penn West in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Canetic, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Canetic in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Canetic shall in good faith discuss with Penn West any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Canetic, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Penn West pursuant to this provision;

(k)                                                     Canetic shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l)                                                        Canetic shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Penn West on or prior to the Effective Date;

(m)                                                  Canetic shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Canetic;

(n)                                                    Canetic shall provide notice to Penn West of the Canetic Meeting and allow Penn West’s representatives to attend such meeting;

(o)                                                    subject to compliance by Penn West with Section 3.1(p), Canetic will ensure that the Canetic Information Circular provides Canetic Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Penn West Information in the Canetic Information Circular in the form approved by Penn West, acting reasonably, and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by Canetic or Penn West that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Canetic Board of Directors that the Arrangement and the payment of the Canetic Special Distribution is fair to Canetic Unitholders and is in the best interests of

Canetic and Canetic Unitholders, and include the unanimous recommendation of the Canetic Board of Directors that the Canetic Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Canetic’s financial advisor dated as of the date of the Canetic Information Circular that the consideration to be received by the Canetic Unitholders under the Arrangement and the Canetic Special Distribution is fair, from a financial point of view, to Canetic Unitholders; provided that, notwithstanding the covenants of Canetic in this subsection, prior to the completion of the Arrangement, the Canetic Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Canetic Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1;

(p)                                                    Canetic shall indemnify and save harmless Penn West and the directors, officers and agents of Penn West and PWPL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Penn West or PWPL, or any director, officer or agent thereof, may be subject or which Penn West or PWPL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Canetic Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)                                  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Canetic Information Circular or in any material filed by or on behalf of Canetic in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Canetic Units; and

(iii)                               Canetic not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Canetic shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Penn West Information included in the Canetic Information Circular or the negligence of Penn West;

(q)                                                    except for proxies and other non-substantive communications with securityholders, Canetic will furnish promptly to Penn West or Penn West’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Canetic in connection with: (i) the Arrangement and the Canetic Special Distribution; (ii) the Canetic Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r)                                                       Canetic shall solicit proxies to be voted at the Canetic Meeting in favour of matters to be considered at the Canetic Meeting, including the Arrangement Resolution, provided that Canetic may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(s)                                                     Canetic shall conduct the Canetic Meeting in accordance with the Canetic Trust Indenture and any instrument governing the Canetic Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(t)                                                       Canetic will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Canetic in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(u)                                                    in the event that dissent rights are given to Canetic Unitholders under the terms of the Interim Order, Canetic shall promptly advise Penn West of the number of Canetic Units for which Canetic receives notices of dissent or written objections to the Arrangement and provide Penn West with copies of such notices and written objections;

(v)                                                    prior to the Effective Date, Canetic will cooperate with Penn West in making application to list the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and on the NYSE, and in making application for the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and Canetic will make arrangements with the TSX and NYSE to effect the Canetic Special Distribution as contemplated in this Agreement; and

(w)                                                  Canetic shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Canetic shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3                                                                               Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Penn West, PWPL, Canetic and CRI will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)                                                     to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)                                                    to, not less than one week prior to the Effective Date, agree to the list of Canetic Employees and Penn West Employees who will not be Continuing Employees and the amounts payable in respect of severance obligations to those Canetic Employees and Penn West Employees who will not be Continuing Employees, if any, and to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees;

(c)                                                     to, prior to the completion of the Canetic Information Circular, agree on the eight members of the existing Penn West Board of Directors that will remain on the Penn West Board of

Directors following the Effective Time, and to agree on the four members of the existing Canetic Board of Directors that will be appointed to the Penn West Board of Directors at the Effective Time, such that the Penn West Board of Directors is comprised of 12 members at the Effective Time, and to disclose the proposed members of the reconstituted Penn West Board of Directors in the Canetic Information Circular;

(d)                                                    to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e)                                                     to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Penn West and Canetic will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PWPL and CRI, subject in all cases to the Confidentiality Agreements;

(f)                                                       reasonably cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that Canetic shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by the Canetic Unitholders;

(g)                                                    cause the mailing of the Canetic Information Circular to the Canetic Unitholders to occur as soon as reasonably practicable following the date hereof and in any event by December 28, 2007; and

(h)                                                    to amend the Plan of Arrangement prior to the Effective Time:

(i)                                     to eliminate Titan from any of the steps in the Plan of Arrangement or eliminate steps in the Plan of Arrangement involving Titan, as applicable, if Titan is not as at the Effective Time, a wholly-owned subsidiary of Canetic; and

(ii)                                  to eliminate 1336953 Alberta Ltd. and VEI from any of the steps in the Plan of Arrangement or eliminate steps in the Plan of Arrangement involving 1336953 Alberta Ltd. and VEI, as applicable, if 1336953 Alberta Ltd. and VEI are not as at the Effective Time, wholly-owned subsidiaries of PWPL;

provided that such amendment must be set out in writing and filed with the Court.

3.4                                                                               Mutual Covenants Regarding Non-Solicitation

(a)                                                     Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)                                                    Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for unitholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Other Party, copies of all information provided to such Party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party’s questions with respect thereto; and

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminate this Agreement in accordance with Section 8.1(e) or Section 8.1(f), as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable, to the Other Party.

(c)                                                     Any Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the Other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Receiving Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this Agreement and the Arrangement to provide the holders of Penn West Units or the Canetic Units, as applicable, (the “Receiving Party Securities”) with a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)                                                    Each Party agrees that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(e)                                                     Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party’s officers, directors, employees, investment bankers, advisers or representatives.

3.5                                                                               Provision of Information; Access

From and after the date hereof, each Party shall provide the Other Party and its representatives access, during normal business hours and at such other time or times as Canetic and Penn West may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Canetic or Penn West, as the case may be, all information concerning its business, properties and personnel as Canetic or Penn West may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Canetic and Penn West to be in a position to expeditiously and efficiently integrate the business and operations of each of Canetic and Penn West immediately upon but not prior to the Effective Date. Without limitation, representatives of each Party will be permitted to attend the Other Party’s weekly operations meetings. Each Party agrees to keep the Other Party fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Canetic and Penn West. Each Party shall confer with and obtain the Other Party’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                                                                               Representations and Warranties of Penn West

Each of Penn West and PWPL hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Canetic and CRI and acknowledge that each of Canetic and CRI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.1, all references to Penn West shall be deemed to be references to Penn West and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)                                                     Organization and Qualification. Penn West and each Subsidiary of Penn West that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Penn West Partnership and each other Subsidiary of Penn West that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership. PWPL and each other Subsidiary of Penn West that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Penn West and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Penn West. Copies of the constating documents of Penn West (including the Penn West Trust Indenture and the Penn West Administration Agreement) provided to CRI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative to this Agreement. PWPL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Penn West, as applicable, and each of Penn West and PWPL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Penn West and PWPL of the Arrangement have been duly authorized by the Penn West Board of Directors and no other proceedings on the part of Penn West or PWPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Penn West and PWPL and constitutes a legal, valid and binding obligation of each of Penn West and PWPL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Material Subsidiaries. Penn West has no Material Subsidiaries other than PWPL, Penn West Partnership and Petrofund Ventures Trust.

(d)                                                    No Violations. Except as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Penn West and PWPL nor the consummation of the Arrangement nor compliance by Penn West and PWPL with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Penn West or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Penn West Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Penn West, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Penn West is a party or to which it, or any of its properties or assets, may be subject or by which Penn West is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Penn West or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Penn West, or significantly impede the ability of Penn West to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Penn West; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, (A) there is no legal impediment to Penn West’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Penn West in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Penn West, or significantly impede the ability of Penn West to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Penn West and PWPL, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Penn West or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Penn West which, if successful, would reasonably be expected to have a Material Adverse Effect on Penn West, or would significantly impede the ability of Penn West to consummate the Arrangement.

(f)                                                       Taxes, etc.

(i)                                     All Tax Returns required to be filed by or on behalf of Penn West have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Penn West with respect to items or periods covered by such Tax Returns.

(ii)                                  Penn West has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP.

(iii)                               For all periods ended on and after December 31, 2006, Penn West has made available to Canetic true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Penn West or on behalf of Penn West relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Penn West.

(iv)                              No material deficiencies exist or have been asserted with respect to Taxes of Penn West.

(v)                                 Penn West is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Penn West and PWPL, has such an event been asserted or threatened against Penn West or any of its assets that would have a

Material Adverse Effect on Penn West. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Penn West. No audit by tax authorities of Penn West is in process or pending, to the knowledge of Penn West, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Penn West.

(vi)                              Penn West has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Penn West arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Penn West.

(g)                                                    Reporting Issuer Status. Penn West is a reporting issuer (where such concept exists) in all provinces of Canada (other than Nova Scotia, Prince Edward Island and Newfoundland and Labrador) and is in material compliance with all Applicable Canadian Securities Laws therein. The Penn West Units are registered pursuant to Section 12 of the U.S. Exchange Act and Penn West is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002. The Penn West Units are listed and posted for trading on the TSX and the NYSE and Penn West is in material compliance with the rules of the TSX and the NYSE.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of Penn West consists of an unlimited number of Penn West Units, an unlimited number of Special Voting Units (as defined in the Penn West Trust Indenture) and an unlimited number of Penn West Special Units (as defined in the Penn West Trust Indenture). As of the date hereof, there were issued and outstanding not more than 241.5 million Penn West Units, nil Special Voting Units and nil Penn West Special Units. Other than: (i) the Penn West Rights and not more than 14.5 million Penn West Units reserved for issuance pursuant to the Penn West Rights that are currently issued and outstanding under the Penn West Incentive Plan and Penn West Savings Plan (with an aggregate of 22,502,707 Penn West Units reserved for issuance pursuant to such plans), (ii) Penn West Units which may be issued pursuant to the Penn West DRIP, (iii) not more than 5.6 million Penn West Units that will be issued pursuant to the proposed Vault Acquisition, and (iv) the two issues of Vault convertible debentures that will be assumed by Penn West in connection with the proposed Vault Acquisition, being the 8% convertible debentures in the principal amount of $48,671,000 (which will have a conversion price of $82.14 per Penn West Unit) and the 7.2% convertible debentures in the principal amount of $50 million (which will have a conversion price of $75.00 per Penn West Unit) (the securities listed in Subsections 4.1(h)(i) through (iv) are collectively, the “Penn West Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Penn West of any securities of Penn West (including Penn West Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West (including Penn West Units). All outstanding Penn West Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Penn West Units issuable pursuant to the Penn West Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, Penn West is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Penn West with good title thereto free and clear of any and all encumbrances.

There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Penn West’s Subsidiaries of any securities of Penn West’s Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West’s Subsidiaries. All outstanding securities of Penn West’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Penn West Units or any other securities of Penn West has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Penn West and PWPL, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of Penn West’s affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Penn West is not in material default under any such agreement.

(l)                                                        Filings. Penn West has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PWPL will deliver to CRI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Penn West with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Canetic, as to which Penn West and PWPL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Penn West has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Penn West has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Penn West.

(n)                                                    Books and Records. The records and minute books of Penn West and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates: (i) the Penn West Financial Statements, (ii) Penn West’s Annual Information Form dated March 22, 2007 (including all documents incorporated by reference therein), (iii) Penn West’s information circular and proxy statement for the annual general meeting of Penn West Unitholders held on June 8, 2007, (iv) all Penn West press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007, (v) Penn West’s annual report of Form 40-F filed with the SEC on March 29, 2007, and (vi) all prospectuses or other offering documents used by Penn West in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. Since January 1, 2007, Penn West has not filed any material change reports which continue to be confidential. The Penn West Financial Statements and other financial statements of Penn West included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Penn West on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Penn West on a consolidated basis. There has been no material change in Penn West’s accounting policies, except as described in the notes to the Penn West Financial Statements, since January 1, 2006.

(p)                                                    Absence of Undisclosed Liabilities. Except as disclosed in the Penn West Disclosure Letter, Penn West has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Penn West Financial Statements (the “Penn West Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Penn West Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the Penn West Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Penn West.

(q)                                                    Environmental. Except as disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of Penn West, nor has Penn West been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Penn West. All operations of Penn West have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Penn West. Penn West is not subject to nor are Penn West or PWPL aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to Penn West, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Penn West.

(r)                                                       Title. Although they do not warrant title, neither Penn West nor PWPL has any knowledge or is aware of any defects, failures or impairments in the title of Penn West to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Penn West, or (iii) the current consolidated cash flow of Penn West.

(s)                                                     Licences. Except as disclosed in the Public Record, Penn West has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Penn West.

(t)                                                       Compliance with Laws. Penn West has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Penn West or on the ability of Penn West to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record or as otherwise disclosed in writing to Canetic prior to the date hereof, Penn West has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion.  The Penn West Board of Directors received a verbal opinion on October 30, 2007 from Scotia Waterous Inc. that the consideration to be offered by Penn West to the Canetic Unitholders pursuant to the proposed Arrangement is fair, from a financial point of view, to the Penn West Unitholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Canetic Information Circular (the "Penn West Fairness Opinion").

(w)                                                  Employee Benefit Plans.  Penn West has made available to Canetic prior to the date hereof true, complete and correct copies of each employee benefits plan (the "Penn West Employee Plans") covering active, former or retired employees of Penn West, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Penn West Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Penn West Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Penn West and PWPL, there are no pending or anticipated material claims against or otherwise involving any of the Penn West Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Penn West Employee Plan activities) has been brought against or with respect to any Penn West Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Penn West Employee Plans have been made or provided for, and (vi) Penn West has no material obligations for retiree health and life benefits under any Penn West Employee Plan.

(x)                                                      Insurance. Policies of insurance are in force as of the date hereof naming Penn West as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Penn West operates.  All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)                                                    Indebtedness To and By Officers, Directors and Others. Penn West is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Penn West, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Penn West.

(z)                                                      No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Penn West is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Penn West in a particular manner or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would have a Material Adverse Effect on Penn West (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Penn West from engaging in this business or from competing with any Person or in any geographic area.

(aa)                                               Information to Independent Engineer. Penn West and PWPL have no reason to believe that the report prepared by GLJ dated February 28, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West as of December 31, 2006 (the "Penn West Reserve Report") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Canetic Information Circular, whether in addition to or as a replacement to the Penn West Reserve Report, was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, which may or may not be material, Penn West and PWPL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Penn West has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Penn West, in each case as at the effective dates of such reports and, in particular, all material information respecting the interests of Penn West in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(bb)                                             No Insider Rights. No director, officer, insider or other party not at arm's length to Penn West has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Penn West.

(cc)                                               Debt. As at September 30, 2007, Penn West's debt (being Penn West's total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations), did not exceed $2.1 billion.

(dd)                                             No Defaults under Leases and Agreements.

(i)                                     Penn West has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Penn West's oil and gas assets to which Penn West is a party or by or to which Penn West or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)                                  To its knowledge:

(A)                              Penn West is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Penn West.

(ee)                                               No Encumbrances. Penn West has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Penn West Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff)                                                   No Reduction of Interests. Except as is reflected in the Penn West Reserve Report, none of Penn West's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Penn West except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Penn West.

(gg)                                             Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Penn West's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Penn West.

(hh)                                             Production Allowables and Production Penalties.

(i)                                     None of the wells in which Penn West holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Penn West has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)                                  Penn West has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)                                                     Operation and Condition of Wells. All wells in which Penn West holds an interest:

(i)                                     for which Penn West was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)                                  for which Penn West was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Penn West.

(jj)                                                     Operation and Condition of Tangibles. Penn West’s tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)                                     for which Penn West was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Penn West was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which Penn West was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Penn

West was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Penn West.

(kk)                                               Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Penn West’s oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Penn West Financial Statements in excess of $25 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Canetic prior to the date hereof.

(ll)                                                     Brokers and Finders. Penn West has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Penn West as financial advisors in connection with certain matters including the transactions contemplated hereby (copies of which engagement agreements have been provided to Canetic). After the payment of such financial obligations to Penn West’s financial advisors, Penn West will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm)                                         Employment and Officer Obligations. Other than the Penn West Employment Agreements, PWPL’s existing employee health and benefit plans, the Penn West Incentive Plan and the Penn West Savings Plan, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Penn West. Except as otherwise agreed by the Parties, the obligations of Penn West under the Penn West Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Penn West incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)), shall be nil.

(nn)                                             Confidentiality Agreements. All agreements entered into by Penn West with persons other than Canetic regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Penn West or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and Penn West has not waived the standstill or other provisions of any of such agreements.

(oo)                                             Outstanding Acquisitions. Other than the proposed Vault Acquisition and as disclosed in the Penn West Disclosure Letter, Penn West has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $20 million individually or $50 million in the aggregate.

(pp)                                             Mutual Fund Trust. Penn West is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(qq)                                             Place of Principal Offices. The principal offices of Penn West are not located within the United States.

(rr)                                                   Location of Assets and U.S. Sales. Penn West and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss)                                               Foreign Private Issuer. Penn West is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt)                                                   Investment Company and PFIC. Penn West is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Penn West was not, in 2006 and prior years, and does not expect to be, in 2007, a “passive foreign investment company” for the purposes of United States tax laws.

(uu)                                             Off-Balance Sheet Arrangements. Penn West does not have any “off-balance sheet arrangements” as such term is defined in Form 40-F adopted by the SEC.

(vv)                                             Board Approval. Subject to the delivery of the Penn West Fairness Opinion, the Penn West Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Penn West and the Penn West Unitholders, and has unanimously determined that the Arrangement is fair to Penn West Unitholders.

(ww)                                         Disclosure. To the knowledge of Penn West, Penn West has not withheld from Canetic any material information or documents concerning Penn West or any of its Subsidiaries or their respective assets or liabilities during the course of Canetic’s review of Penn West and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Canetic by Penn West pursuant hereto (including without limitation, any matter disclosed by Penn West in the Penn West Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.2                                                                               Representations and Warranties of Canetic

Each of Canetic and CRI hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to and in favour of Penn West and PWPL and acknowledge that each of Penn West and PWPL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.2, all references to Canetic shall be deemed to be references to Canetic and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)                                                     Organization and Qualification. Canetic and each Subsidiary of Canetic that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each Subsidiary of Canetic that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership. CRI and each other Subsidiary of Canetic that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Canetic and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Canetic. Copies of the constating documents of Canetic (including the Canetic Trust Indenture and the Canetic Administration Agreement) provided to PWPL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                                    Authority Relative to this Agreement. CRI has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Canetic, as applicable, and each of Canetic and CRI has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Canetic and CRI of the Arrangement have been duly authorized by the Canetic Board of Directors and, subject to the requisite approval of the Canetic Unitholders, no other proceedings on the part of Canetic or CRI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Canetic and CRI and constitutes a legal, valid and binding obligation of each of Canetic and CRI enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                                     Material Subsidiaries. Canetic has no Material Subsidiaries other than CRI, Canetic ABC Commercial Trust, Canetic ABC Limited Partnership, Canetic Energy Partnership and Canetic SEP Energy Partnership.

(d)                                                    No Violations. Except as disclosed in the Canetic Disclosure Letter, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Canetic and CRI nor the consummation of the Arrangement nor compliance by Canetic and CRI with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Canetic or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Canetic Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Canetic, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Canetic is a party or to which it, or any of its properties or assets, may be subject or by which Canetic is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Canetic or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Canetic, or significantly impede the ability of Canetic to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Canetic; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, and except for the requisite approval of Canetic Unitholders, (A) there is no legal impediment to Canetic’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Canetic in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Canetic, or significantly impede the ability of Canetic to consummate the Arrangement.

(e)                                                     Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Canetic and CRI, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Canetic or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Canetic which, if successful, would reasonably be expected to have a Material Adverse Effect on Canetic, or would significantly impede the ability of Canetic to consummate the Arrangement.

(f)                                                       Taxes, etc. Except as disclosed in the Canetic Disclosure Letter:

(i)                                     all Tax Returns required to be filed by or on behalf of Canetic have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Canetic with respect to items or periods covered by such Tax Returns;

(ii)                                  Canetic has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)                               for all periods ended on and after December 31, 2006, Canetic has made available to Penn West true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Canetic or on behalf of Canetic relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Canetic;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of Canetic;

(v)                                 Canetic is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Canetic and CRI, has such an event been asserted or threatened against Canetic or any of its assets that would have a Material Adverse Effect on Canetic. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Canetic. No audit by tax authorities of Canetic is in process or pending, to the knowledge of Canetic, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Canetic; and

(vi)                              Canetic has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Canetic arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Canetic.

(g)                                                    Reporting Issuer Status. Canetic is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Canetic Units are registered pursuant to Section 12 of the U.S. Exchange Act and Canetic is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002. The Canetic Units are listed and posted for trading on the TSX and the NYSE, the Canetic Debentures are listed and posted for trading on the TSX, and Canetic is in material compliance with the rules of the TSX and the NYSE.

(h)                                                    Capitalization. As of the date hereof, the authorized capital of Canetic consists of an unlimited number of Canetic Units, an unlimited number of Special Trust Units (as defined in the Canetic Trust Indenture), an unlimited number of Special Voting Units (as defined in the Canetic Trust Indenture) and $263 million aggregate principal amount of Canetic Debentures. As of the date hereof, there were issued and outstanding not more than 232.0 million Canetic Units, nil Special Trust Units, nil Special Voting Units and not more than $263 million aggregate principal amount of Canetic Debentures. Other than: (i) the Canetic Rights and not more than 3,082,513 Canetic Units issuable pursuant to awards to receive or acquire Canetic Units that are issued and outstanding under the Canetic Unit Award Incentive Plan, (ii) Canetic Units which may be issued pursuant to the Canetic DRIP, (iii) not more than 7.0 million Canetic Units that will be issued pursuant to the proposed Titan Acquisition, and (iv) not more than 10.6 million Canetic Units reserved for issuance on conversion of the Canetic Debentures (the securities listed in Subsection 4.2(h)(i) through (iv) are collectively, the “Canetic Securities Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Canetic of any securities of Canetic (including Canetic Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Canetic (including Canetic Units). All outstanding Canetic Units and Canetic Debentures have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Canetic Units issuable pursuant to the Canetic Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)                                                        Ownership of Subsidiaries. As of the date hereof, Canetic is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Canetic with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Canetic’s Subsidiaries of any securities of Canetic’s Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Canetic’s Subsidiaries. All outstanding securities of Canetic’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)                                                        No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Canetic Units, the Canetic Debentures or any other securities of Canetic has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Canetic and CRI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)                                                     Material Agreements. There are no agreements material to the conduct of Canetic’s affairs or businesses, as applicable, except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Canetic is not in material default under any such agreement.

(l)                                                        Filings. Except as disclosed in writing to Penn West in the Canetic Disclosure Letter, Canetic has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. CRI will deliver to PWPL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Canetic with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Penn West, as to which Canetic and CRI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)                                                  No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Canetic has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Canetic, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Canetic.

(n)                                                    Books and Records. The records and minute books of Canetic and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)                                                    Reports. As of their respective dates: (i) the Canetic Financial Statements, (ii) Canetic’s Annual Information Form dated March 23, 2007 (including all documents incorporated by reference therein), (iii) Canetic’s information circular and proxy statement for the annual and special meeting of Canetic Unitholders held on May 9, 2007, (iv) all Canetic press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007, (v) Canetic’s annual report on Form 40-F filed with the SEC on April 2, 2007, and (vi) all prospectuses or other offering documents used by Canetic in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. Since January 1, 2007, Canetic has not filed any material change reports which continue to be confidential. The Canetic Financial Statements and other financial statements of Canetic included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP, and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Canetic on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Canetic on a consolidated basis. There has been no material change in Canetic’s accounting policies, except as described in the notes to the Canetic Financial Statements, since January 1, 2006.

(p)                                                    Absence of Undisclosed Liabilities. Except as set forth in the Canetic Disclosure Letter, Canetic has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Canetic Financial Statements (the “Canetic Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Canetic Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the Canetic Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Canetic.

(q)                                                    Environmental. Except as disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of Canetic, nor has Canetic been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Canetic. All operations of Canetic have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Canetic. Canetic is not subject to nor are Canetic or CRI aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to Canetic, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Canetic.

(r)                                                       Title. Although they do not warrant title, neither Canetic nor CRI has any knowledge or is aware of any defects, failures or impairments in the title of Canetic to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Canetic, or (iii) the current consolidated cash flow of Canetic.

(s)                                                     Licences. Except as disclosed in the Public Record, Canetic has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Canetic.

(t)                                                       Compliance with Laws. Canetic has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Canetic or on the ability of Canetic to consummate the Arrangement.

(u)                                                    Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Penn West in the Canetic Disclosure Letter, Canetic has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)                                                    Fairness Opinion. The Canetic Board of Directors received a verbal opinion on October 30, 2007 from BMO Capital Markets that the consideration to be received by Canetic Unitholders in connection with the Arrangement and the Canetic Special Distribution is fair, from a financial point of view, to the Canetic Unitholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Canetic Information Circular for inclusion therein (the “Canetic Fairness Opinion”).

(w)                                                  Employee Benefit Plans. Canetic has made available to Penn West prior to the date hereof true, complete and correct copies of each employee benefits plan (the “Canetic Employee Plans”) covering active, former or retired employees of Canetic, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Canetic Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Canetic Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Canetic and CRI, there are no pending or anticipated material claims against or otherwise involving any of the Canetic Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Canetic Employee Plan activities) has been brought against or with respect to any Canetic Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Canetic Employee Plans have been made or provided for, and (vi) Canetic has no material obligations for retiree health and life benefits under any Canetic Employee Plan.

(x)                                                      Insurance. Policies of insurance are in force as of the date hereof naming Canetic as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Canetic operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)                                                    Indebtedness To and By Officers, Directors and Others. Other than as disclosed in writing to Penn West in the Canetic Disclosure Letter, Canetic is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to Canetic, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Canetic.

(z)                                                      No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Canetic is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Canetic in a particular manner or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would have a Material Adverse Effect on Canetic or Penn West (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Canetic from engaging in this business or from competing with any Person or in any geographic area.

(aa)                                               Information to Independent Engineers. Canetic and CRI have no reason to believe that (i) the report prepared by GLJ dated March 5, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Canetic as of December 31, 2006, and (ii) the report prepared by Sproule dated February 22, 2007 and effective December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Canetic as of December 31, 2006 (collectively, the “Canetic Reserve Reports”) and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Canetic Information Circular, whether in addition to or as a replacement for the Canetic Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Canetic and CRI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports. Canetic has provided to GLJ and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Canetic, in each case as at the effective date of such reports and, in particular, all material information respecting Canetic’s interests in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the dates thereof.

(bb)                                             No Insider Rights. No director, officer, insider or other party not at arm’s length to Canetic has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Canetic.

(cc)                                               Debt. As at September 30, 2007, Canetic’s debt (being Canetic’s total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations), did not exceed $1.75 billion.

(dd)                                             No Defaults under Leases and Agreements.

(i)                                     Canetic has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Canetic’s oil and gas assets to which Canetic is a party or by or to which Canetic or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)                                  To its knowledge:

(A)                              Canetic is in good standing under all, and is not in default under any; and

(B)                                there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Canetic.

(ee)                                               No Encumbrances. Canetic has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Canetic Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff)                                                   No Reduction of Interests. Except as is reflected in the Canetic Reserve Report, none of Canetic’s oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Canetic except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Canetic.

(gg)                                             Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Canetic’s oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Canetic.

(hh)                                             Production Allowables and Production Penalties.

(i)                                     None of the wells in which Canetic holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Canetic has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)                                  Canetic has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)                                                     Operation and Condition of Wells. All wells in which Canetic holds an interest:

(i)                                     for which Canetic was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)                                  for which Canetic was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Canetic.

(jj)                                                     Operation and Condition of Tangibles. Canetic’s tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)                                     for which Canetic was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Canetic was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which Canetic was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Canetic was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Canetic.

(kk)                                               Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Canetic’s oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Canetic Financial Statements in excess of $12.5 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Penn West prior to the date hereof.

(ll)                                                     Brokers and Finders. Canetic has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Canetic as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, copies of which engagement agreements have been provided to Penn West. After the payment of such financial obligations to Canetic’s financial advisors, Canetic will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm)                                         Employment and Officer Obligations. Other than the Canetic Employment Agreements, CRI’s existing employee health and benefit plans and the Canetic Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Canetic. The obligations of Canetic under the Canetic Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Canetic incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)) shall not exceed the amounts set forth in the Canetic Disclosure Letter, which amounts represent Canetic’s bona fide, good faith estimate of such amounts based on the assumptions contained therein.

(nn)                                             Confidentiality Agreements. All agreements entered into by Canetic with persons other than Penn West regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Canetic or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and Canetic has not waived the standstill or other provisions of any of such agreements.

(oo)                                             Outstanding Acquisitions. Other than the proposed Titan Acquisition, Canetic has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $10 million individually or $25 million in the aggregate.

(pp)                                             Mutual Fund Trust. Canetic is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(qq)                                             Place of Principal Offices. The principal offices of Canetic are not located within the United States.

(rr)                                                   Location of Assets and U.S. Sales. Canetic and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss)                                               Foreign Private Issuer. Canetic is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt)                                                   Investment Company and PFIC. Canetic is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Canetic was not, in 2006 and prior years, and does not expect to be, in 2007, a “passive foreign investment company” for the purposes of United States tax laws.

(uu)                                             Off-Balance Sheet Arrangements. Canetic does not have any “off-balance sheet arrangements” as such term is defined in Form 40-F adopted by the SEC.

(vv)                                             Board Approval. Subject to the delivery of the Canetic Fairness Opinion, the Canetic Board of Directors has unanimously approved the Arrangement (including the proposed payment of the Canetic Special Distribution) and approved this Agreement, has unanimously determined that the Arrangement, the Canetic Special Distribution and this Agreement are in the best interests of Canetic and the Canetic Unitholders, and has unanimously determined that the Arrangement and payment of the Canetic Special Distribution are fair to Canetic Unitholders and has resolved to unanimously recommend approval of the Arrangement by Canetic Unitholders.

(ww)                                         Disclosure. To the knowledge of Canetic, Canetic has not withheld from Penn West any material information or documents concerning Canetic or any of its Subsidiaries or their respective assets or liabilities during the course of Penn West’s review of Canetic and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Penn West by Canetic pursuant hereto (including without limitation, any matter disclosed by Canetic in the Canetic Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.3                                                                               Privacy Issues

(a)                                                     For the purposes of this Section 4.3, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)                                  “applicable privacy laws” means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)                               “authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)                              “Personal Information” means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b)                                                    The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)                                                     Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)                                                    Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)                                                     Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)                                                       Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)                                                    Each Party shall promptly notify the Other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)                                                    Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1                                                                               Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                                     on or prior to December 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Canetic, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Canetic, acting reasonably, on appeal or otherwise;

(b)                                                    the Arrangement Resolution shall have been passed by the holders of Canetic Units on or prior to January 30, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(c)                                                     in the event that dissent rights are given to Canetic Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Canetic Units shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)                                                    on or prior to January 30, 2008, the Final Order shall have been granted in form and substance satisfactory to Penn West and Canetic, acting reasonably;

(e)                                                     the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(f)                                                       the Arrangement shall have become effective on or prior to January 30, 2008;

(g)                                                    PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Canetic, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Penn West and Canetic (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of PWPL and CRI with respect to claims arising from facts or events which occurred before the Effective Date, or Canetic shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Penn West and PWPL, acting reasonably;

(h)                                                    either one or more of the following shall have occurred:

(i)                                     the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(ii)                                  the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) shall have issued a “no action letter” under Section 123 of the Competition Act satisfactory to each of Penn West and Canetic, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Canetic, acting reasonably; or

(iii)                               the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(i)                                                        in addition to the approval required by Section 5.1(h), all other required domestic and foreign regulatory, governmental (including, without limitation and to the extent required, approval under the Investment Canada Act (Canada)) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Penn West and Canetic, each acting reasonably, including, without limitation (i) conditional approval to the listing of the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and (ii) conditional approval to the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(j)                                                        if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West’s lenders on a basis acceptable to Penn West and Canetic, each acting reasonably;

(k)                                                     no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Penn West or Canetic (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Canetic or Penn West, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(l)                                                        Penn West and Canetic shall have executed such instruments, and the Canetic Debenture Trustee shall have received such opinions, as contemplated and required by the Canetic Debenture Indenture, in order to provide for the assumption, as of the Effective Date, by Penn West of all of the obligations of Canetic under the Canetic Debenture Indenture in respect of the Canetic Debentures, such that, as of the Effective Date, the Canetic Debentures become valid and binding obligations of Penn West entitling the holders thereof, as against Penn West, to all of the rights of holders of Canetic Debentures under the Canetic Debenture Indenture;

(m)                                                  the Parties shall have (i) received resignations from the directors and officers of Canetic, which resignations shall be effective immediately following the Effective Time, and (ii) provided the cash Canetic Change of Control Payments described in Section 2.4(d)(iii) have been made as contemplated therein, received mutual releases executed by the Parties and the directors and officers of Canetic, which mutual releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Canetic Employment Agreements; and

(n)                                                    the Parties shall be satisfied, acting reasonably, that each of Canetic and Penn West is a “mutual fund trust” within the meaning of the ITA immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Penn West to cease to be a “mutual fund trust” within the meaning of the ITA or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Penn West before 2011.

The foregoing conditions are for the mutual benefit of Canetic and Penn West and may be asserted by Canetic and Penn West regardless of the circumstances and may be waived by Canetic and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic or Penn West may have.

5.2                                                                               Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     Canetic shall have mailed the Canetic Information Circular and other documentation required in connection with the Canetic Meeting on or before December 28, 2007;

(b)                                                    Canetic shall have furnished Penn West with:

(i)                                     certified copies of the resolutions duly passed by the Canetic Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)                                  certified copies of the resolutions of Canetic Unitholders duly passed at the Canetic Meeting, approving the Arrangement Resolution;

(c)                                                     the representations and warranties made by Canetic in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, the Titan Acquisition), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Canetic shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(d)                                                    no Material Adverse Change shall occur in the affairs, operations or business of Canetic from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Canetic shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Canetic Financial Statements;

(e)                                                     Canetic shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Canetic or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f)                                                       Canetic shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying compliance with such covenants; provided that Canetic shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(g)                                                    at September 30, 2007, Canetic’s Debt did not exceed $1.75 billion, provided that for these purposes “Canetic’s Debt” means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations; and

(h)                                                    all Canetic Rights shall have been satisfied, exercised or terminated.

The conditions in this Section 5.2 are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

5.3                                                                               Additional Conditions to Obligations of Canetic and CRI

The obligations of Canetic and CRI to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                                     Penn West shall have furnished Canetic with certified copies of the resolutions duly passed by the Penn West Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(b)                                                    the representations and warranties made by Penn West in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, the Vault Acquisition), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Penn West shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(c)                                                     no Material Adverse Change shall occur in the affairs, operations or business of Penn West from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Penn West shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Penn West Financial Statements;

(d)                                                    Penn West shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Penn West or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e)                                                     Penn West shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying compliance with such covenants; provided that Penn West shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(f)                                                       at September 30, 2007, Penn West’s Debt did not exceed $2.1 billion, provided that for these purposes “Penn West’s Debt” means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations;

(g)                                                    the Arrangement shall be completed in a manner which results in a tax-deferred exchange of Canetic Units for Penn West Units for Canadian and United States income tax purposes; and

(h)                                                    Penn West and PWPL shall have complied with their covenants set forth in Section 3.1(h) and Section 3.1(i) regarding the reconstitution of the Penn West Board of Directors at the Effective Time and the reconstitution of PWPL’s management team at the Effective Time.

The conditions in this Section 5.3 are for the exclusive benefit of Canetic and CRI and may be asserted by Canetic and CRI regardless of the circumstances or may be waived by Canetic and CRI in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic and CRI may have.

5.4                                                                               Notice and Effect of Failure to Comply with Conditions

(a)                                                     Each of Penn West and Canetic shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)                                                    If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 8.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5                                                                               Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1                                                                               Penn West Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)                                                     the Canetic Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(o) and Section 4.2(vv) in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b)                                                    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)                                                     Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)                                                    Canetic is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(e)                                                     Canetic is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a “Penn West Damages Event”), then in the event of the termination of this Agreement pursuant to Section 8.1, Canetic shall pay to Penn West $125 million as liquidated damages in immediately available funds to an account designated by Penn West within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Canetic shall be deemed to hold such funds in trust for Penn West. Canetic shall only be obligated to pay a maximum of $125 million pursuant to this Section 6.1. In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval; and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is not consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Canetic shall pay to Penn West $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Penn West in relation to the Arrangement.

6.2                                                                               Canetic Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)                                                     Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)                                                    Penn West is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(c)                                                     Penn West is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a “Canetic Damages Event”), then in the event of the termination of this Agreement pursuant to Section 8.1, Penn West shall pay to Canetic $125 million as liquidated damages in immediately available funds to an account designated by Canetic within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Penn West shall be deemed to hold such funds in trust for Canetic. Penn West shall only be obligated to pay a maximum of $125 million pursuant to this Section 6.2.

6.3                                                                               Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the Party receiving such payment provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the Party obligated to make such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1                                                                               Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Canetic Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Canetic Unitholders and any such amendment may, without limitation:

(a)                                                     change the time for performance of any of the obligations or acts of the Parties;

(b)                                                    waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                                     waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)                                                    waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Canetic Unitholders or result in Canetic Unitholders receiving Penn West Units on a non-tax deferred basis for Canadian or United States income tax purposes without approval by the Canetic Unitholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2                                                                               Amendment of Plan of Arrangement

(a)                                                     The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be:  (i) set out in writing; (ii) filed with the Court and, if made following the Canetic Meeting, approved by the Court; and (iii) communicated to holders of Canetic Units if and as required by the Court.

(b)                                                    Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Canetic Meeting, which is proposed and accepted by the holders of Canetic Units voting at the Canetic Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)                                                     Any amendment to the Plan of Arrangement that is approved by the Court following the Canetic Meeting shall be effective only if it is consented to by each of the Parties.

7.3                                                                               Alternative Transaction

Notwithstanding anything else in this Agreement, if the Parties are unable to implement the transactions contemplated in this Agreement by way of plan of arrangement, the Parties shall cooperate to implement such transactions by way of a merger whereby Penn West would effectively acquire all or substantially all of the assets of Canetic within approximately the same time periods and on economic terms (including trust unit exchange ratio, payment of the Canetic Special Distribution and tax treatment that allows Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes) having consequences to the Canetic Unitholders and the Penn West Unitholders that are economically equivalent to those contemplated by this Agreement (an “Alternative Transaction”). If necessary, the Parties agree to use their reasonable commercial efforts to execute and deliver an agreement to give effect to an Alternative Transaction, to otherwise fulfill their respective covenants contained in this Agreement in respect of the Alternative Transaction and to prepare the Canetic Information Circular within the time frames contemplated in this Agreement with respect to the Arrangement.

ARTICLE 8
TERMINATION

8.1                                                                               Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                                     by mutual written consent of Penn West and Canetic;

(b)                                                    as provided in Section 5.4(b);

(c)                                                     by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 6.1 provided that in the event of a Penn West Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Penn West unless Canetic Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)                                                    by Canetic upon the occurrence of a Canetic Damages Event as provided in Section 6.2;

(e)                                                     by Penn West upon the occurrence of a Canetic Damages Event as provided in Section 6.2(a) (carried out in accordance with Section 3.4(b)(vii) and provided Penn West has complied with its obligations set forth in Section 3.4(c)) and the payment by Penn West to Canetic of the amount required by Section 6.2; and

(f)                                                       by Canetic upon the occurrence of a Penn West Damages Event as provided in Section 6.1(c) (carried out in accordance with Section 3.4(b)(vii) and provided Canetic has complied with its obligations set forth in Section 3.4(c)) and the payment by Canetic to Penn West of the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 6 and Section 4.3 and each Party’s obligations in the Confidentiality Agreements which shall survive such termination.

ARTICLE 9
NOTICES

9.1                                                                               Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)                                                     in the case of Penn West or PWPL, to:

Penn West Energy Trust

c/o Penn West Petroleum Ltd.

2200, 425 - 1st Street S.W.

Calgary, AB   T2P 3L8

Attention:	William E. Andrew
Facsimile:	(403) 777-3348

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue SW

Calgary, AB   T2P 3N9

Attention:	Allan R. Twa, Q.C.
Facsimile:	(403) 260-0391

(b)                                                    in the case of Canetic or CRI, to:

Canetic Resources Trust

c/o Canetic Resources Inc.

1900, 255 - 5th Avenue S.W.

Calgary, AB   T2P 3G6

Attention:	J. Paul Charron
Facsimile:	(403) 539-6499

with a copy to:

Blake, Cassels & Graydon LLP

855 – 2nd Street S.W.

Suite 3500, Bankers Hall East Tower

Calgary, AB   T2P 4J8

Attention:	Brock Gibson
Facsimile:	(403) 260-9700

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1                                                                        Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2                                                                        Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3                                                                        Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4                                                                        Costs

Except as contemplated herein (including Sections 6.1 and 6.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed. Penn West and Canetic shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5                                                                        Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                                     the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                                    the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6                                                                        Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7                                                                        Time of Essence

Time shall be of the essence of this Agreement.

10.8                                                                        Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9                                                                        Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10                                                                 Third Party Beneficiaries

The provisions of Sections  5.1(g) and 10.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Penn West and its Subsidiaries and Canetic and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and PWPL shall hold the rights and benefits of Sections  5.1(g) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and PWPL hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11                                                                 Obligations

(a)                                                     The Parties acknowledge that, with respect to Penn West being a party to this Agreement, PWPL is entering into this Agreement solely on behalf of Penn West and the obligations of Penn West hereunder shall not be personally binding upon the Penn West Trustee, PWPL or any of the Penn West Unitholders and that any recourse against Penn West or any Penn West Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Penn West Trust Indenture.

(b)                                                    The Parties acknowledge that, with respect to Canetic being a party to this Agreement, CRI is entering into this Agreement solely on behalf of Canetic and the obligations of Canetic hereunder shall not be personally binding upon the Canetic Trustee, CRI or any of the Canetic Unitholders and that any recourse against Canetic or any Canetic Unitholder in any manner in respect of any indebtedness, obligation or liability of Canetic arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Canetic Trust Indenture.

10.12                                                                 Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PENN WEST ENERGY TRUST, by its Administrator, Penn West Petroleum Ltd.		CANETIC RESOURCES TRUST, by its Administrator, Canetic Resources Inc.

Per:	“William E. Andrew”	Per:	“J. Paul Charron”

Per:	“Todd Takeyasu”	Per:	“Brian D. Evans”

PENN WEST PETROLEUM LTD.		CANETIC RESOURCES INC.

Per:	“William E. Andrew”	Per:	“J. Paul Charron”

Per:	“Todd Takeyasu”	Per:	“Brian D. Evans”

EXHIBIT A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1                               In this Plan of Arrangement, the following terms have the following meanings:

(a)                                  “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “AcquisitionCo” means Penn West Canetic Acquisition Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Penn West;

(c)                                  “AcquisitonCo Common Shares” means the common shares of AcquisitionCo;

(d)                                 “AcquisitionCo Notes” means unsecured, subordinated promissory notes of AcquisitionCo;

(e)                                  “AcquisitionCo Share Contribution” means the contribution of the AcquisitionCo Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the AcquisitionCo Share Contribution Agreement;

(f)                                    “AcquisitionCo Share Contribution Agreement” means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the AcquisitonCo Share Contribution;

(g)                                 “AmalgamationCo” means the corporation formed upon the amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta pursuant to this Arrangement;

(h)                                 “AmalgamationCo Notes” means unsecured, subordinated promissory notes of AmalgamationCo;

(i)                                     “AmalgamationCo Tangible Asset Conveyance” means the conveyance of the AmalgamationCo Tangible Assets to Penn West Partnership by AmalgamationCo in consideration of Penn West Partnership issuing partnership interests to AmalgamationCo in accordance with the AmalgamationCo Tangible Asset Conveyance Agreement;

(j)                                     “AmalgamationCo Tangible Asset Conveyance Agreement” means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date effecting the conveyance of the AmalgamationCo Tangible Assets;

(k)                                  “AmalgamationCo Tangible Assets” means the tangible assets owned by AmalgamationCo immediately after the amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta pursuant to this Arrangement;

(l)                                     “Arrangement Agreement” means the arrangement agreement dated effective October 30, 2007 among Penn West, PWPL, Canetic and CRI with respect to the Arrangement and all amendments thereto and restatements thereof;

(m)                               “Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered at the Canetic Meeting;

(n)                                 “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(o)                                 “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(p)                                 “Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(q)                                 “Canetic” means Canetic Resources Trust, a trust organized under the laws of the Province of Alberta and governed by the Canetic Trust Indenture;

(r)                                    “Canetic APF” means Canetic APF Limited Partnership, a limited partnership organized under the laws of the Province of Alberta, the sole general partner of which is 99 Alberta and the sole limited partner of which is Canetic Sask Trust;

(s)                                  “Canetic APF Notes” means unsecured, subordinated promissory notes of Canetic APF issued to CRI;

(t)                                    “Canetic APF NPI” means the net profits interest granted by Canetic APF to Canetic pursuant to the Canetic APF NPI Agreement;

(u)                                 “Canetic APF NPI Agreement” means the royalty agreement dated May 30, 2002, as amended and restated on May 18, 2004, between Canetic APF and Canetic, as amended from time to time;

(v)                                 “Canetic APF NPI Contribution” means the contribution of the Canetic APF NPI to Canetic APF by Canetic Sask Trust in consideration of Canetic APF issuing partnership interests to Canetic Sask Trust in accordance with the Canetic APF NPI Contribution Agreement;

(w)                               “Canetic APF NPI Contribution Agreement” means the contribution agreement between Canetic Sask Trust and Canetic APF to be dated the Effective Date effecting the Canetic APF NPI Contribution;

(x)                                   “Canetic APF NPI Conveyance” means the conveyance by Penn West of the Canetic APF NPI to Canetic Sask Trust in consideration of Canetic Sask Trust issuing Canetic Sask Trust Notes to Penn West in accordance with the Canetic APF NPI Conveyance Agreement;

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(y)                                 “Canetic APF NPI Conveyance Agreement” means the conveyance agreement between Penn West and Canetic Sask Trust to be dated the Effective Date effecting the Canetic APF NPI Conveyance;

(z)                                   “Canetic APF Properties” means the Canetic APF Resource Properties and the Canetic APF Tangible Assets;

(aa)                            “Canetic APF Property Contribution” means the contribution of the Canetic APF Properties to Penn West Partnership by Canetic Sask Trust and 99 Alberta in consideration of Penn West Partnership issuing partnership interests to Canetic Sask Trust and 99 Alberta and assuming all the former liabilities of Canetic APF in accordance with the Canetic APF Property Contribution Agreement;

(bb)                          “Canetic APF Property Contribution Agreement” means the contribution agreement among Canetic Sask Trust, 99 Alberta and Penn West Partnership to be dated the Effective Date effecting the Canetic APF Property Contribution;

(cc)                            “Canetic APF Resource Properties” means all of the oil and natural gas assets (excluding Canetic APF Tangible Assets) owned by Canetic APF immediately prior to the Effective Time;

(dd)                          “Canetic APF Resource Property Conveyance” means the conveyance of the Canetic APF Resource Properties to AmalgamationCo by Penn West Partnership in consideration of AmalgamationCo issuing AmalgamationCo Notes to Penn West Partnership in accordance with the Canetic APF Resource Property Conveyance Agreement;

(ee)                            “Canetic APF Resource Property Conveyance Agreement” means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date affecting the conveyance of the Canetic APF Resource Properties;

(ff)                                “Canetic APF Tangible Assets” means the tangible assets owned by Canetic APF immediately prior to the Effective Time;

(gg)                          “Canetic Arrangement Parties” means Canetic, Canetic APF, Canetic Sask Trust, Canetic SR, CRI, Titan, Trend, 11 Alberta, 14 Alberta and 99 Alberta;

(hh)                          “Canetic Assets” means all of the assets of Canetic, including, without limitation, all of the issued and outstanding CRI Common Shares;

(ii)                                  “Canetic Assumed Liabilities” means all of the liabilities and obligations of Canetic;

(jj)                                  “Canetic Debenture Indenture” means:

(i)                                     in the case of the Canetic 11.0% Debentures, the Canetic 8.0% Debentures and the Canetic 6.5% 2006 Debentures, the trust indenture dated December 17, 2002 among Acclaim Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented;

(ii)                                  in the case of the Canetic 6.5% 2005 Convertible Debentures, the trust indenture dated May 16, 2005 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; and

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(iii)                               in the case of the Canetic 9.4% Convertible Debentures, the trust indenture dated July 3, 2003 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented, governing the terms and conditions of the respective Canetic Debentures;

(kk)                            “Canetic Debenture Trustee” means Computershare Trust Company of Canada, in the case of the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures and the Canetic 11.0% Debentures, and Olympia Trust Company, in the case of the Canetic 9.4% Debentures;

(ll)                                  “Canetic Debentures” means, collectively, the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures, the Canetic 9.4% Debentures and the Canetic 11.0% Debentures;

(mm)                      “Canetic Meeting” means the special meeting of Canetic Unitholders to be held to consider the Arrangement Resolution, and related matters, and any adjournment(s) thereof;

(nn)                          “Canetic Sale Agreement” means the sale agreement between Canetic and Penn West to be dated the Effective Date effecting the sale, transfer, conveyance, assignment and delivery to Penn West by Canetic of all of the Canetic Assets and the assumption by Penn West of all the Canetic Assumed Liabilities in consideration of the number of Penn West Units determined in accordance with this Arrangement;

(oo)                          “Canetic Sask Trust” means Canetic Saskatchewan Trust, a trust organized under the laws of the Province of Alberta, all of the trust units of which are owned by Canetic;

(pp)                          “Canetic Sask Trust Notes” means unsecured, subordinated promissory notes of Canetic Sask Trust;

(qq)                          “Canetic SR” means Canetic SR Partnership, a general partnership organized under the laws of the Province of Alberta, the partners of which are CRI and 11 Alberta;

(rr)                                “Canetic SR Properties” means the Canetic SR Resource Properties and the Canetic SR Tangible Assets;

(ss)                            “Canetic SR Property Contribution” means the contribution of the Canetic SR Properties to Penn West Partnership by AmalgamationCo and 11 Alberta in consideration of Penn West Partnership issuing partnership interests to AmalgamationCo and 11 Alberta and assuming all the former liabilities of Canetic SR in accordance with the Canetic SR Property Contribution Agreement;

(tt)                                “Canetic SR Property Contribution Agreement” means the contribution agreement among AmalgamationCo, 11 Alberta and Penn West Partnership to be dated the Effective Date effecting the Canetic SR Property Contribution;

(uu)                          “Canetic SR Resource Properties” means all of the oil and natural gas assets (excluding Canetic SR Tangible Assets) owned by Canetic SR immediately prior to the Effective Time;

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(vv)                          “Canetic SR Resource Property Conveyance” means the conveyance of the Canetic SR Resource Properties to AmalgamationCo by Penn West Partnership in consideration of AmalgamationCo issuing AmalgamationCo Notes to Penn West Partnership in accordance with the Canetic SR Resource Property Conveyance Agreement;

(ww)                      “Canetic SR Resource Property Conveyance Agreement” means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date effecting the conveyance of the Canetic SR Resource Properties;

(xx)                              “Canetic SR Tangible Assets” means the tangible assets owned by Canetic SR immediately prior to the Effective Time;

(yy)                          “Canetic Trust Indenture” means the amended and restated trust indenture dated as of January 5, 2006 among 1198329 Alberta Ltd., the settlor and Computershare Trust Company of Canada, as such may be amended, supplemented or restated from time to time;

(zz)                              “Canetic Unitholders” means the holders from time to time of Canetic Units;

(aaa)                      “Canetic Units” means the trust units of Canetic;

(bbb)                   “Canetic 6.5% 2005 Debentures” means the 6.5% convertible unsecured subordinated debentures of Canetic issued on May 26, 2005 pursuant to the Canetic Debenture Indenture;

(ccc)                      “Canetic 6.5% 2006 Debentures” means the 6.5% convertible unsecured subordinated debentures of Canetic issued on August 24, 2006 pursuant to the Canetic Debenture Indenture;

(ddd)                   “Canetic 8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(eee)                      “Canetic 9.4% Debentures” means the 9.4% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(fff)                            “Canetic 11.0% Debentures” means the 11.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(ggg)                   “Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(hhh)                   “Court” means the Court of Queen’s Bench of Alberta;

(iii)                               “CRI” means Canetic Resources Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of Canetic;

(jjj)                               “CRI Common Shares” means the common shares of CRI;

(kkk)                      “CRI Share Contribution Agreement” means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the CRI Share Contribution;

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(lll)                               “CRI Share Contribution” means the contribution of the CRI Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the CRI Share Contribution Agreement;

(mmm)             “Depositary” means CIBC Mellon Trust Company or such other nationally recognized trust company as may be designated by Penn West and Canetic;

(nnn)                   “Dissenting Unitholders” means registered holders of Canetic Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(ooo)                   “Effective Date” means the date the Arrangement is effective under the ABCA;

(ppp)                   “Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA;

(qqq)                   “Election Deadline” means 4:30 p.m. (Calgary time) on the second Business Day immediately prior to the date of the Canetic Meeting or, if the Canetic Meeting is adjourned, the adjourned meeting;

(rrr)                            “Facilities Lease” means the amended and restated facilities lease agreement between Penn West Partnership and PWPL dated May 31, 2005, as amended from time to time, pursuant to which the Penn West Partnership has leased all of its facilities, pipelines, gathering systems, wellhead equipment and related tangible assets to PWPL;

(sss)                      “Filed Letter of Transmittal” means a duly completed Letter of Transmittal deposited (with such Canetic Unitholder’s certificate(s) representing the Canetic Unitholder’s Canetic Units) with the Depository on or before the Election Deadline;

(ttt)                            “Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Canetic Unitholders, the Canetic Debentureholders, the Penn West Arrangement Parties and the Canetic Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uuu)                   “Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vvv)                   “Letter of Transmittal” means the letter of transmittal and election form accompanying the information circular sent to the Canetic Unitholders, pursuant to which such holders are required to deliver certificates representing Canetic Units in order to receive the consideration payable to them pursuant to the Arrangement;

(www)             Penn West” means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the amended and restated trust indenture dated effective as of June 30, 2006, between PWPL and CIBC Mellon Trust Company, as amended or supplemented from time to time;

(xxx)                         “Penn West Arrangement Parties” means AcquisitionCo, Penn West, Penn West Partnership, PWPL, Trocana Resources Inc., VEI and 13 Alberta;

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(yyy)                   “Penn West Fair Market Value” means the weighted average trading price of a Penn West Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Penn West Units are not then listed on the Toronto Stock Exchange, or if in the opinion of the board of directors of PWPL, acting reasonably and in good faith, the public distribution or trading activity in Penn West Units for that period does not result in a weighted average trading price which reflects the fair market value of the Penn West Units, then the Penn West Fair Market Value shall be determined by the board of directors of PWPL, in good faith and in its sole discretion, acting reasonably;

(zzz)                         “Penn West Partnership” means Penn West Petroleum, a general partnership organized under the laws of the Province of Alberta, the partners of which are PWPL and Trocana Resources Inc.;

(aaaa)                “Penn West Units” means trust units of Penn West;

(bbbb)            “PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

(cccc)                “PWPL Common Shares” means the common shares of PWPL;

(dddd)            “Registrar” means the Registrar appointed under Section 263 of the ABCA;

(eeee)                “Titan” means Titan Exploration Ltd., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of Canetic;

(ffff)                        “Titan Common Shares” means the Class A Shares of Titan;

(gggg)            “Titan Share Contribution” means the contribution of the Titan Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the Titan Share Contribution Agreement;

(hhhh)            “Titan Share Contribution Agreement” means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the Titan Share Contribution;

(iiii)                            “Trend” means Trend Energy Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of CRI;

(jjjj)                            “VEI” means Vault Energy Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of PWPL;

(kkkk)                “VEI Common Shares” means the common shares of VEI;

(llll)                            “11 Alberta” means 1167639 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of CRI;

(mmmm)    “13 Alberta” means 1336953 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of PWPL;

(nnnn)            “14 Alberta” means 1141702 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of CRI; and

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(oooo)            “99 Alberta” means 990009 Alberta Inc., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Canetic.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                               This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                               This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Canetic Unitholders; (ii) the Penn West Arrangement Parties; (iii) the holders of the Canetic Debentures; and (iv) the Canetic Arrangement Parties.

2.3                               The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                               Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Canetic Trust Indenture and Other Constating Documents

(a)                                  the Canetic Trust Indenture and other constating documents of Canetic shall be amended:

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(i)                                     to provide for the redemption of all of the issued and outstanding Canetic Units (other than the two (2) Canetic Units to be held by Penn West);

(ii)                                  to cause the Canetic Units held by Dissenting Unitholders to be transferred to Canetic, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii)                               otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Unitholders

(b)                                 the Canetic Units held by Dissenting Unitholders shall be deemed to have been transferred to Canetic (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Canetic Unitholders other than the right to be paid the fair value of their Canetic Units in accordance with Article 4;

AcquisitionCo Exchange with Canetic Unitholders

(c)                                  Penn West shall issue to AcquisitionCo that number of Penn West Units to be exchanged by AcquisitionCo pursuant to the next subsection of this Plan of Arrangement in exchange for the issuance to Penn West by AcquisitionCo of that principal amount of AcquisitionCo Notes equal to the product of: (i) that number of Penn West Units, in aggregate, to be transferred by AcquisitionCo to Canetic Unitholders pursuant to the next subsection of this Plan of Arrangement multiplied by; (ii) the Penn West Fair Market Value;

(d)                                 subject to Section 3.3, the Canetic Units held by each Canetic Unitholder who so elects in a Filed Letter of Transmittal with respect to such Canetic Units shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Penn West Units to the Canetic Unitholder by AcquisitionCo on the basis of 0.515 of a Penn West Unit for each 1.0 Canetic Unit held, subject to the rounding provisions of this Plan of Arrangement;

Canetic Qualifying Exchange with Penn West

(e)                                  Penn West shall subscribe for two (2.0) Canetic Units in consideration of one (1.0) Penn West Unit;

(f)                                    pursuant to the Canetic Sale Agreement, Canetic shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Canetic, all of the Canetic Assets (other than one (1.0) Penn West Unit) and Penn West shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Canetic Assumed Liabilities in accordance with their terms; and (ii) issue to Canetic an aggregate number of Penn West Units equal to: (A) 0.515 multiplied by the number of Canetic Units outstanding (less 2.0 Canetic Units); plus (B) that number of Penn West Units required to be delivered to Canetic Unitholders for rounding in accordance with this Plan of Arrangement (less one (1.0) Penn West Unit);

(g)                                 in connection with the assumption of the Canetic Assumed Liabilities by Penn West, Penn West shall assume all the covenants and obligations of Canetic under the Canetic Debenture Indenture in respect of the Canetic Debentures such that the Canetic

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Debentures will be valid and binding obligations of Penn West entitling the holders thereof, as against Penn West, to all the rights of the Canetic Debentureholders under the Canetic Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Canetic Debenture Trustee in accordance with the applicable requirements of the Canetic Debenture Indenture and otherwise comply with any additional requirements of the Canetic Debenture Indenture relating thereto;

(h)                                 Canetic shall redeem all of the issued and outstanding Canetic Units (other than the two (2.0) Canetic Units held by Penn West) in exchange for all of the Penn West Units held by Canetic and, upon such redemption the Penn West Units shall be distributed by Canetic to the Canetic Unitholders on the basis of 0.515 Penn West Units for each 1.0 Canetic Unit held, subject to the rounding provisions of this Plan of Arrangement;

Canetic Reorganization – CRI Share Contribution

(i)                                     the CRI Share Contribution shall become effective and all of the CRI Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the CRI Common Shares pursuant to the CRI Share Contribution Agreement;

Canetic Reorganization – Titan Share Contribution

(j)                                     the Titan Share Contribution shall become effective and all of the Titan Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the Titan Common Shares pursuant to the Titan Share Contribution Agreement;

Penn West Reorganization – AcquisitionCo Share Contribution

(k)                                  the AcquisitionCo Share Contribution shall become effective and all of the AcquisitionCo Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the AcquisitionCo Common Shares pursuant to the AcquisitionCo Share Contribution Agreement;

Cancellation of AcquisitionCo Notes and Penn West Units held by AcquisitionCo

(l)                                     all of the Penn West Units held by AcquisitionCo shall be cancelled in consideration of the cancellation of the AcquisitionCo Notes held by Penn West;

Amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta

(m)                               PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)                                     the stated capital of the common shares of AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

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(ii)                                  the articles of Amalgamation shall be the same as the articles of PWPL and the name of AmalgamationCo shall be “Penn West Petroleum Ltd.”;

(iii)                               the shares of AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be cancelled without any repayment of capital;

(iv)                              the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)                                 AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)                              any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)                           any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)                        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)                                the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)                                   the by-laws of AmalgamationCo shall be the by-laws of PWPL;

(xi)                                the first directors of AmalgamationCo shall be the directors of PWPL immediately prior to the Effective Time;

(xii)                             the first officers of AmalgamationCo shall be the officers of PWPL immediately prior to the Effective Time; and

(xiii)                          the registered office of AmalgamationCo shall be the registered office of PWPL;

AmalgamationCo Tangible Assets

(n)                                 the AmalgamationCo Tangible Asset Conveyance shall become effective and the AmalgamationCo Tangible Assets shall be transferred by AmalgamationCo to Penn West Partnership and Penn West Partnership shall issue partnership interests to AmalgamationCo in satisfaction of the purchase price for the AmalgamationCo Tangible Assets pursuant to the AmalgamationCo Tangible Asset Conveyance Agreement;

(o)                                 the AmalgamationCo Tangible Assets shall become subject to the Facilities Lease;

Canetic Reorganization – Canetic APF

Canetic APF NPI

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(p)                                 the Canetic APF NPI Conveyance shall become effective and the Canetic APF NPI shall be transferred by Penn West to Canetic Sask Trust and Canetic Sask Trust shall issue Canetic Sask Trust Notes to Penn West in satisfaction of the purchase price for the Canetic APF NPI pursuant to the Canetic APF NPI Conveyance Agreement;

(q)                                 the Canetic APF NPI Contribution shall become effective and the Canetic APF NPI shall be transferred by Canetic Sask Trust to Canetic APF and Canetic APF shall issue partnership interests to Canetic Sask Trust in satisfaction of the purchase price for the Canetic APF NPI pursuant to the Canetic APF NPI Contribution Agreement;

Dissolution of Canetic APF

(r)                                    Canetic APF shall be dissolved in accordance with the following:

(i)                                     all of the property of Canetic APF shall be distributed to 99 Alberta and Canetic Sask Trust, the partners of Canetic APF, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)                                  99 Alberta and Canetic Sask Trust, the partners of Canetic APF, shall be liable for all of the obligations of Canetic APF in accordance with their respective partnership interests immediately prior to the dissolution;

Canetic APF Property Contribution to the Penn West Partnership

(s)                                  the Canetic APF Property Partnership Contribution shall become effective and the Canetic APF Properties shall be transferred by Canetic Sask Trust and 99 Alberta to Penn West Partnership and Penn West Partnership shall issue partnership interests to Canetic Sask Trust and 99 Alberta and assume all the former liabilities of Canetic APF in satisfaction of the purchase price for the Canetic APF Properties pursuant to the Canetic APF Property Contribution Agreement;

Debt Matters

(t)                                    Penn West Partnership shall repay AmalgamationCo the balance owing under of the Canetic APF Notes assumed by Penn West Partnership;

Canetic APF Resource Properties Sale to PWPL

(u)                                 the Canetic APF Resource Property Conveyance shall become effective and the Canetic APF Resource Properties shall be transferred by Penn West Partnership to AmalgamationCo and AmalgamationCo shall issue AmalgamationCo Notes to Penn West Partnership in satisfaction of the purchase price for the Canetic APF Resource Properties pursuant to the Canetic APF Resource Property Conveyance Agreement;

Canetic APF Tangible Assets – Facilities Lease

(v)                                 the Canetic APF Tangible Assets shall become subject to the Facilities Lease;

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Canetic Reorganization – Canetic SR

Dissolution of Canetic SR

(w)                               Canetic SR shall be dissolved in accordance with the following:

(i)                                     all of the property of Canetic SR shall be distributed to AmalgamationCo and 11 Alberta, the partners of Canetic SR, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)                                  AmalgamationCo and 11 Alberta, the partners of Canetic SR, shall be liable for all of the obligations of Canetic SR in accordance with their respective partnership interests immediately prior to the dissolution;

Canetic SR Property Contribution to the Penn West Partnership

(x)                                   the Canetic SR Property Partnership Contribution shall become effective and the Canetic SR Properties shall be transferred by AmalgamationCo and 11 Alberta to Penn West Partnership and Penn West Partnership shall issue partnership interests to AmalgamationCo and 11 Alberta and assume all the former liabilities of Canetic SR in satisfaction of the purchase price for the Canetic SR Properties pursuant to the Canetic SR Property Contribution Agreement;

Canetic SR Resource Properties Sale to AmalgamationCo

(y)                                 the Canetic SR Resource Property Conveyance shall become effective and the Canetic SR Resource Properties shall be transferred by Penn West Partnership to AmalgamationCo and AmalgamationCo shall issue AmalgmationCo Notes to Penn West Partnership in satisfaction of the purchase price for the Canetic SR Resource Properties pursuant to the Canetic SR Resource Property Conveyance Agreement; and

Canetic SR Tangible Assets – Facilities Lease

(z)                                   the Canetic SR Tangible Assets shall become subject to the Facilities Lease.

3.2                               The Penn West Arrangement Parties and Canetic Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3                               With respect to the election required to be made by a former holder of Canetic Units pursuant to Section 3.1(d):

(a)                                  each of such holders of Canetic Units shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder’s election, together with certificates representing such holder’s Canetic Units; and

(b)                                 any Canetic Unitholder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal or to elect to exchange Canetic Units as contemplated by Section 3.3(d), shall be deemed to have elected not to receive the consideration to be received under Section 3.1(d).

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ARTICLE 4
DISSENTING UNITHOLDERS

4.1                               Each registered holder of Canetic Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Canetic Units and shall only be entitled to be paid the fair value of the holder’s Canetic Units by Canetic. A Dissenting Unitholder who is entitled to be paid the fair value of the holder’s Canetic Units shall be deemed to have transferred the holder’s Canetic Units to Canetic for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Canetic Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Canetic Units notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. The fair value of the Canetic Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Canetic Units at the Canetic Meeting; but in no event shall Penn West or Canetic be required to recognize such Dissenting Unitholder as a unitholder of Penn West or Canetic or their successors after the Effective Time and the name of such holder shall be removed from the applicable register of Canetic Unitholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                               From and after the Effective Time, certificates formerly representing Canetic Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Canetic Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Canetic Units represented by such certificates.

5.2                               Penn West and Canetic shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Canetic Units of a duly executed and completed Letter of Transmittal and the certificates representing such Canetic Units, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Penn West Units to be delivered to such holders under the Arrangement.

5.3                               If any certificate which immediately prior to the Effective Time represented an interest in outstanding Canetic Units that were exchanged pursuant to Section 3.1, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof,

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give a bond to each of Penn West and Canetic and their respective transfer agents, which bond is in form and substance satisfactory to each of the Penn West and Canetic and their respective transfer agents, or shall otherwise indemnify Penn West and Canetic and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                               All distributions made with respect to any Penn West Units allotted and issued to former holders of Canetic Units pursuant to this Plan of Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5                               Any certificate formerly representing Canetic Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Canetic Units to receive Penn West Units and, as applicable, cash. In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units shall be returned to Penn West.

5.6                               No certificates representing fractional Penn West Units shall be issued under this Plan of Arrangement. In lieu of any fractional Penn West Unit, each registered holder of Canetic Units otherwise entitled to a fractional interest in Penn West Units, shall receive the nearest whole number of Penn West Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                               Penn West, Canetic, PWPL and CRI may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

6.2                               Any amendment to this Plan of Arrangement may be made following the Effective Time by Penn West, Canetic, PWPL and CRI, provided that it is not adverse to the financial or economic interests of any former holder of Canetic Units.

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